UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR PROVIDES UPDATE ON COLOMBIAN ACQUISITION

Mexico City, October 12, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that it has received regulatory approval to consummate its acquisition of Airplan, S.A.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.   Following consummation of the acquisition, ASUR will own approximately 92.42% of the capital stock of Airplan. The consummation of the Airplan acquisition is expected by the end of October.

ASUR has not yet received regulatory approval to consummate its acquisition of Aeropuertos de Oriente S.A.S. (Oriente).   In light of the pending regulatory approvals for the acquisition of Oriente, the sellers and ASUR have agreed to negotiate in good faith an adjustment to the purchase price and the terms and conditions of their acquisition agreement, and to use commercially reasonable efforts to obtain the relevant regulatory approvals.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.  If the Oriente acquisition is consummated, ASUR will own approximately 97.26% of the capital stock of Oriente.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

ASUR Page 1 of 1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 12, 2017